UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   January 13, 2006                   /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

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                         NEWS RELEASE - JANUARY 13, 2006

                   AMERA STAKES COPPER-SILVER PROPERTY IN PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. Results from the property include a series of contiguous composite chip samples that average 0.8% copper and 10 g/t silver over 80 metres. After receiving confirmation of the concession title from the Peruvian government, Amera will hold a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes; a finders-fee will be paid to an arms-length individual in connection with the identification of this target.

A total of 18 rock samples have been collected from the property to date with assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. Included within the 80-metre interval mentioned above were two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver [see Table 1]. Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

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                  TABLE 1: SIGNIFICANT ROCK CHIP SAMPLE RESULTS
-------------------------------------------------------------------------------
Sample
Number       Location                   Type      Interval      Cu          Ag
                                                    (m)         (%)        (g/t)
-------------------------------------------------------------------------------

246006       Discovery Outcrop          chip        10.0       1.38        26.2
246005       Discovery Outcrop          chip        10.0       0.54         7.6
246004       Discovery Outcrop          chip        10.0       1.00        15.8
246008       Discovery Outcrop          chip        10.0       0.22         1.3
246003       Discovery Outcrop          chip        10.0       0.05         0.3
246002       Discovery Outcrop          chip        10.0       0.46         3.6
246001       Discovery Outcrop          chip        10.0       0.06         0.4
246200       Discovery Outcrop          chip        10.0       2.69        24.4
246241       2.4km SSW of D.O.(*)       chip         0.7       2.89        99.2
246242       1.6km SSW of D.O.(*)       chip         0.3       1.65         1.5
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(*) D.O. equals Discovery Outcrop
-------------------------------------------------------------------------------

The area surrounding the discovery outcrop is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. A total of 117 soil samples were collected at 25m intervals along lines spaced approximately 100m apart. A 1.25km long and up to 500m wide northwest-oriented copper-silver soil anomaly is centred on the discovery outcrop. Soil values range from 5 to 1,910 ppm copper [0.19 % copper] and from <0.2 to 4.7 g/t silver; the anomaly is open along strike in both directions and to the north (see map on Amera website).

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit [52 Mt Cu, 2,275 M oz Ag(1)] in the Kupferschiefer district of Poland and the White Pine Deposit [8.3Mt Cu, 800 M oz Ag(1)] in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.


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News Release                                                    January 13, 2006
Amera Resoruces Corporation                                               Page 2
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Analyses  for  the  samples   reported  herein  were  performed  by  ALS  Chemex
Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.


ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 NUMBER 01

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